PREMIUM NICKEL REPORTS 52.45 METRES OF 2.02% NiEq OR 3.59% CuEq
(1.26% Ni, 1.17% Cu, 0.06% Co) & 35.60 METRES OF 2.45% NiEq OR 4.35% CuEq
(1.54% Ni, 1.38% Cu, 0.08% Co) AT SELEBI NORTH UNDERGROUND

"These assays are the last underground drill holes to be included in the first Selebi National Instrument 43-101 compliant Mineral Resource Estimate ("MRE"). The MRE will incorporate drilling data from both Selebi North and Selebi Main and is expected in the coming weeks. The delay is predominantly due to the lag time in receiving the assays from drill hole SNUG-24-105." - CEO, Keith Morrison

Toronto, Ontario, June 26, 2024 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") is pleased to announce additional high-grade polymetallic assay results for a further ten holes from drilling at its past-producing nickel-copper-cobalt sulphide ("Ni-Cu-Co") Selebi North underground ("SNUG") mine in Botswana.

Highlights include:

  SNUG-24-094 (N2 Limb, 400 metres down plunge of historic N2 resource):

52.45 metres of 2.02% NiEq or 3.59% CuEq (1.26% Ni, 1.17% Cu, 0.06% Co)

    incl. 10.40 metres of 2.93% NiEq or 5.21% CuEq (1.73% Ni, 1.89% Cu, 0.09% Co)

  SNUG-24-105 (South Limb / N2, within the historic resource):

35.60 metres of 2.45% NiEq or 4.35% CuEq (1.54% Ni, 1.38% Cu, 0.08% Co)

      incl.16.15 metres of 3.03% NiEq or 5.38% CuEq (1.86% Ni, 1.80% Cu, 0.10% Co)

and  5.30 metres of 2.39% NiEq or 4.25% CuEq (1.61% Ni, 1.15% Cu, 0.09% Co)

and   5.80 metres of 3.38% NiEq or 6.00% CuEq (2.23% Ni, 1.72% Cu, 0.12% Co)

  SNUG-24-098 (South Limb, within historic resource):

9.55 metres of 2.84% NiEq or 5.03% CuEq (1.78% Ni, 1.63% Cu, 0.09% Co)

  SNUG-24-101 (South Limb, 175 metres down plunge of historic resource):

4.55 metres of 2.78% NiEq or 4.94% CuEq (1.96% Ni, 1.19% Cu, 0.10% Co)

  SNUG-24-104 (South Limb, 100 metres down plunge of historic resource):

7.00 metres of 3.29% NiEq or 5.84% CuEq (2.19% Ni, 1.64% Cu, 0.12% Co)

Previously, results for 53 holes were released in eleven separate news releases between November 14, 2023 and May 16, 2024. Details of the assay results are shown below along with accompanying visuals (Figure 1, Figure 2 and Figure 3). Drill core photos for all highlighted holes released to date, including the holes reported herein, are accessible by Clicking Here and can also be found on the Company's website at www.premiumnickel.com. To view the 3D modeling, please visit the following link https://vrify.com/decks/16249.

Keith Morrison, CEO of PNRL, commented: "These assays are the last underground drill holes to be included in the first Selebi National Instrument 43-101 compliant Mineral Resource Estimate ("MRE"). The MRE will incorporate drilling data from both Selebi North and Selebi Main and is expected in the coming weeks. The delay is predominantly due to the lag time in receiving the assays from drill hole SNUG-24-105. Additional BCL mine development data from the lower Selebi Mines levels has also been included, to extend the resource upwards to the existing mine infrastructure. The ongoing underground drilling, along with remaining pending assay results, will support the future classification of inferred resources to indicated resources. An upgrade in classification would enable their inclusion in a future NI 43-101 compliant Prefeasibility Study ("PFS"), thereby optimizing initial mine life estimates."

Assay results are provided below in Table 1 for SNUG-24-088, 094, 095, 097, 098, 101, 102, 104, 105 and 108; hole collar details are provided in Table 2.

The various mineralized zones have been historically mined and subsequently named N2 Limb, N3 Limb and South Limb to demarcate their location on the folded mineralized horizon. Additional drilling is needed to properly determine true width of mineralization on each limb and define the folded mineralization. Figures 1 through 3 show the location of the holes relative to the historic resource and underground infrastructure.

Table 1: Assay Results Selebi North Deposit

Hole-ID	From (m)	To (m)	*Length (m)	Ni (%)	Cu (%)	Co (%)	Limb	**NiEq (%)	**CuEq (%)
SNUG-24-088	8.10	11.95	3.85	1.09	1.05	0.06	South Limb	1.78	3.16
SNUG-24-094	573.10	625.55	52.45	1.26	1.17	0.06	N2 Limb	2.02	3.59
incl.	573.10	588.00	14.90	1.38	2.04	0.07	N2 Limb	2.64	4.68
*incl.	577.60	588.00	10.40	1.73	1.89	0.09	N2 Limb	2.93	5.21
incl.	592.60	607.00	14.40	1.72	1.05	0.09	N2 Limb	2.45	4.34
incl.	612.80	625.55	12.75	1.43	1.05	0.07	N2 Limb	2.13	3.78
SNUG-24-095	16.30	19.70	3.40	2.03	1.31	0.10	South Limb	2.93	5.21
SNUG-24-095	32.30	34.30	2.00	1.37	0.45	0.07	South Limb	1.73	3.07
SNUG-24-095	94.80	98.00	3.20	1.93	1.46	0.10	N2 Limb	2.91	5.17
SNUG-24-097	33.35	71.10	37.75	0.52	0.97	0.03	South Limb	1.11	1.97
incl.	41.10	57.80	16.70	0.66	0.91	0.04	South Limb	1.23	2.18
SNUG-24-097	133.15	144.25	11.10	1.61	0.91	0.09	N2 Limb	2.26	4.01
incl.	133.15	139.50	6.35	2.24	1.06	0.12	N2 Limb	3.03	5.37
SNUG-24-098	14.00	23.55	9.55	1.78	1.63	0.09	South Limb	2.84	5.03
SNUG-24-098	120.80	128.25	7.45	1.16	0.55	0.06	N2 Limb	1.56	2.77
SNUG-24-101	419.70	424.25	4.55	1.96	1.19	0.10	South Limb	2.78	4.94
SNUG-24-101	456.00	456.55	0.55	1.59	0.35	0.06	South Limb	1.89	3.36
SNUG-24-102	305.95	307.65	1.70	2.21	0.61	0.11	South Limb	2.73	4.84
SNUG-24-102	315.90	318.55	2.65	2.13	1.74	0.11	South Limb	3.28	5.83
SNUG-24-102	329.55	335.10	5.55	0.91	1.19	0.05	South Limb	1.66	2.95
SNUG-24-104	377.30	384.30	7.00	2.19	1.64	0.12	South Limb	3.29	5.84
SNUG-24-105	286.05	321.65	35.60	1.54	1.38	0.08	South Limb / N2	2.45	4.35
incl.	286.05	302.20	16.15	1.86	1.80	0.10	South Limb	3.03	5.38
and	305.90	311.20	5.30	1.61	1.15	0.09	South Limb	2.39	4.25
and	315.85	321.65	5.80	2.23	1.72	0.12	N2 Limb	3.38	6.00
SNUG-24-108	284.80	288.55	3.75	1.37	0.53	0.08	South Limb	1.79	3.18
SNUG-24-108	296.40	301.60	5.20	0.91	1.52	0.05	N2 Limb	1.84	3.27

*Length refers to drillhole length and not true width. True widths are unknown.

**NiEq was calculated assuming a price of $US 7.90/lb for Ni, $US 4.45/lb for Cu and $US 12.32/lb for Co with no adjustments for recoveries or payabilities.

Table 2: Drill Collar Information Selebi North Deposit

HOLE ID	Mine East	Mine North	Elevation	Dip	Mine Azimuth	Hole Length	Comment
SNUG-24-088	35065.5	84687.5	-44.9	-33.7	218.7	173.4	Rig #1 925mL
SNUG-24-094	35366.0	84406.7	81.5	-66.1	206.9	661.3	Rig #2 810mL
SNUG-24-095	35071.1	84688.6	-44.3	-7.0	179.2	149.6	Rig #1 925mL
SNUG-24-097	35070.8	84688.0	-45.4	-37.6	179.1	212.1	Rig #1 925mL
SNUG-24-098	35069.6	84689.4	-45.3	-51.7	223.5	161.4	Rig #1 925mL
SNUG-24-101	35376.5	84423.8	81.3	-74.4	229.4	479.5	Rig #3 810mL
SNUG-24-102	35322.6	84605.8	82.3	-59.4	235.6	488.4	Rig #1 810mL
SNUG-24-103	35366.7	84407.6	81.3	-68.0	225.8	638.8	Rig #2 810mL
SNUG-24-104	35377.2	84424.1	81.1	-73.4	254.2	434.5	Rig #3 810mL
SNUG-24-105	35321.0	84606.0	82.4	-46.3	246.0	380.4	Rig #1 810mL
SNUG-24-108	35321.3	84605.6	82.6	-41.4	236.0	377.6	Rig #1 810mL

Drilling and BHEM Continues

Three drills are currently active on the 810-metre level exploration drift. The two drill bays, located at the southern most extent of this drift, allow for the evaluation of areas further down plunge and outside of the known historic resource estimate. The third drill is positioned approximately 130 metres east, orthogonal to the main 810-metre level exploration drift, allowing for optimal intersection angles on South Limb and N2 Limb.

As of June 24, 2024, a total of 41,836 metres in one hundred and seven (107) drillholes have been completed from seven underground drill bays with three of those drillholes currently in-progress. Due to the extensive drilling that has intersected mineralization, the Company has released assay results for the most significant intercepts. Drilling continues, and new assay results will be published as they are received and verified by the Company. However, these forthcoming assays may not all be included in the initial MRE, which is based on the data available at this time. If warranted, the remaining results and future drilling will support the project's progression towards a PFS.

Quality Control

The underground drilling program is being carried out through an agreement with Forage Fusion Drilling Ltd. of Hawkesbury, Ontario, Canada, who have provided three Zinex U-5 drills for purchase and training of local operators. Drill core samples are BQTK (40.7 mm diameter). All samples are ½ core cut by a diamond saw on site. Half of the core is retained for reference purposes. Samples are generally 1.0 to 1.5 metre intervals or less at the discretion of the site geologists. Sample preparation and lab analysis was completed at ALS Chemex in Johannesburg, South Africa. Commercially prepared blank samples and certified Cu/Ni sulphide analytical control standards with a range of grades are inserted in every batch of 20 samples or a minimum of one set per sample batch. Analyses for Ni, Cu and Co are completed using a peroxide fusion preparation and ICP-AES finish (ME-ICP81).

Holes are numbered as follows: SNUG (Selebi North Underground) + year + hole number starting at 013.

BHEM Surveys

The BHEM surveys at Selebi utilize the Crone PEM system operated by local Batswana staff. Survey data is collected using a three component fluxgate probe collecting full waveform data. Surveys have been collected using timebases between 50 and 1000ms (0.25 Hz to 5 Hz). The data has been processed to a calculated residual step response to better quantify the conductive sources. This added processing has proven to be invaluable because of the size of the highly conductive mineralized system.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Sharon Taylor, Vice President Exploration of the Company, who is a "qualified person" for the purposes of NI 43-101.

Technical Report

Scientific and technical information relating to the Selebi Mine is supported by the technical report titled "Technical Report on the Selebi Mines, Central District, Republic of Botswana, Report for NI 43-101", dated June 16, 2022 (effective date of March 1, 2022) (the "Selebi Technical Report"), and prepared by SLR Consulting (Canada) Ltd. for PNRL. Reference should be made to the full text of the Selebi Technical Report, including the assumptions, limitations and data verification therein relating to the historic data compilation presented in this news release, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR+ (www.sedarplus.ca) under PNRL's issuer profile.

Historic Resource Estimate

The historical mineral resource estimate referenced herein (the "Historic Resource") was calculated for the Selebi North, Selebi Main, Phikwe South and Southeast Extension deposits in accordance with SAMREC, in 2016, and does not comply with NI 43-101. To that end, the Historic Resource is considered to be historical in nature and should not be relied upon as a current mineral resource estimate. While management believes that the Historic Resource could be indicative of the presence of mineralization on the deposits, a qualified person for purposes of NI 43-101 has not completed sufficient work to classify the historical mineral estimates as current mineral resource estimates and PNRL is not treating the historical mineral estimates as current mineral resource estimates.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PNRL's senior team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Director and Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President, Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements:

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-Looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. For the purposes of this release, forward-looking information includes, but is not limited to: the ability of the Company to implement its drilling, geoscience and metallurgical work on its properties and work plans generally; the implementation of the objectives, goals and future plans of the Company including the proposed advancement of the Selebi Mines as currently contemplated; the ability of exploration activities (including drill results) to accurately predict mineralization; management's belief that the Selebi and Selebi North deposits may be connected at depth; the timing to release of the remaining assay results; the ability of the Company to implement its drilling, geoscience and metallurgical work on its properties and work plans generally; the implementation of the objectives, goals and future plans of the Company including the proposed advancement of the Selebi Mines as currently contemplated; the ability of the Company to define mineral resource estimates on the Selebi Mines in accordance with NI 43-101 and/or obtain an updated MRE in respect of the Selebi Mines; the productivity rates for underground drilling at Selebi North; drilling results confirming the legacy fold pattern continues at depth; the effective targeting activities proposed by the Company; the ability to identify mineralization down plunge of existing workings and the ability of such findings to be used to complete a MRE and/or to support further economic studies the ability and timing of advancing the underground drilling program at Selebi North as contemplated (if at all); the ability to expand the resource potential at the Selebi Mine; the results of the drill program on Selebi North and the timing and disclosures of the Company regarding same; the relationships between, and continuity of, the various deposits (if any); the benefits of the Company's approach to exploration; management's belief that the Historic Resource could be indicative of the presence of mineralization on the deposits; and the anticipated benefits of the Company's approach to the resource development plan. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, capital and operating costs varying significantly from estimates; the preliminary nature of metallurgical test results; the ability of exploration results to predict mineralization or the feasibility of mine production; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; inflation; fluctuations in commodity prices; delays in the development of projects; the other risks involved in the mineral exploration and development industry; and those risks set out in the Company's public disclosure record on SEDAR+ (www.sedarplus.ca) under PNRL's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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Figure 1: Selebi North: Location of Reported Drill Holes with Underground Infrastructure, Historic Resources, Exploration Targets and modeled BHEM plates.

Figure 2: Selebi North: Location of Reported Drill Holes with Underground Infrastructure, Historic Resources and Exploration Targets

#4 SHAFT
UNDERGROUND DEVELOPMENT
810mL EXPLORATION DRIFT
SNUG-24-095
SNUG-23-088
SNUG-24-098
SNUG-24-097
SNUG-24-102
SNUG-24-108
SNUG-24-105
SOUTH LIMB
N2
N3
SZ
SNUG-24-104
SNUG-24-101
SNUG-24-094
2016 Selebi North historic resources
Selebi North Exploration target

Figure 3: Detailed view showing location of drillholes reported and mentioned in this release.

UNDERGROUND DEVELOPMENT
SNUG-24-105
SNUG-24-095
P-6
P-4
P-5
P-7
P-8
N2
N3
SNUG-24-098
SOUTH LIMB
SNUG-23-088
SNUG-24-097
SNUG-24-104
SNUG-24-101
SNUG-24-108
SNUG-24-102
SNUG-24-094